:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC File Number: 0-19714

CUSIP Number: 71376C100

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10D ☐ Form N-SAR ☐ Form N-CSAR

For Period Ended: May 2, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

Perfumania Holdings, Inc.
Full Name of Registrant

Former Name if Applicable

35 Sawgrass Drive, Suite 2
Address of Principal Executive Office (Street and Number)

Bellport, New York 11713
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☐	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed)

Perfumania Holdings, Inc. (the “Company”) is not able to file its Form 10-Q for the quarter ended May 2, 2009 when due because finalizing the financial statements and related discussion to be included in the Form 10-Q is dependent on finalizing the Company’s financial statements for the fiscal year ended January 31, 2009, which has not been accomplished.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Donna Dellomo	(631)	866-4100
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

Form 10-K for the fiscal year ended January 31, 2009.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The following table contains certain unaudited, estimated information for the Company for the quarter ended May 2, 2009 and unaudited information (which includes only results of operations of the former Model Reorg, Inc.) for the quarter ended April 30, 2008. Net sales increased in the first quarter of fiscal 2009 from the prior year due to the inclusion of Perfumania’s retail operations in fiscal 2009. That increase was partially offset by the elimination in fiscal 2009 of sales transactions between Model Reorg, Inc. and the former E Com Ventures, Inc., which represented $6.8 million of the net sales shown for the first quarter of fiscal 2008 and which are now intercompany transactions. Sales were also depressed by the tighter credit resources of our wholesale customers and weakened consumer spending in our retail business, both resulting from the global economic crisis. Operating expenses increased year over year due to the inclusion of Perfumania’s retail operations in fiscal 2009. Operating expenses did remain consistent from the prior year for all segments of business. Net income decreased for the first quarter of fiscal 2009 due to the inclusion of Perfumania’s retail operations since Perfumania’s retail operations typically operate at a loss for the first three quarters of the fiscal year. Interest expense increased as a result of larger borrowings, as well as higher rates.

	(in thousands)
	Quarter Ended May 2, 2009	Quarter Ended April 30, 2008
Net sales	$96,660	$62,033
Gross profit	36,475	17,135
Operating expenses	41,840	13,790
(Loss) income from operations	(5,365)	3,345
Interest expense	4,501	2,135
Income tax expense	—	$505

Net (loss) income	$(9,866)	$705

The foregoing is only an overview and will be supplemented and qualified by the presentation of the Company’s complete financial results for the first quarter of fiscal 2009 and discussion thereof included in the Form 10-Q when filed. The amounts shown for the first quarter of fiscal 2009 are only estimates and are subject to change following the completion of management’s review of the financial statements. The foregoing statements about the Company’s anticipated results of operations are forward-looking statements that are based upon information presently available to the Company and assumptions that it believes to be reasonable. Investors are cautioned that all such statements involve risks and uncertainties, including the risks that the Company’s actual operating results may differ materially from these estimates upon completion of management’s review of the financial statements.

Perfumania Holdings, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 16, 2009

By:	/s/ Donna Dellomo
Name:	Donna Dellomo
Title:	Chief Financial Officer

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